Contact

www.linkedin.com/in/
ryandavenport7 (LinkedIn)
wefunder.com/
davenportsaftsystems (Company)
tinyurl.com/4cpkmkw7 (Other)

Top Skills

Marketing Communications
Internal Communications
Social Media

Ryan Davenport

Co-Founder and CEO, Davenport SAF-T Systems
Greater Minneapolis-St. Paul Area

Summary

As Co-Founder of Davenport SAF-T Systems, Ryan has led the
company through significant milestones, including a U.S. Patent
in January 2021 for the SAF-T VEST(TM) a wearable technology
designed to reduce the risks of a fall injury. More recently, Davenport
SAF-T Systems was selected as a finalist with MassChallenge, one
of the world's largest and most respected accelerator programs. In
2020 the company began Phase 1 Prototyping with the School of
Engineering at the University of St. Thomas (St. Paul, Minn.). The
company is also partnering with noted fall researcher Tanvi Bhatt,
Ph.D. at the University of Illinois at Chicago.

Prior to starting his own firms, Ryan worked for a Fortune 500
medical device company in corporate communications. He brings
deep insight into technical product research and development,
clinical trials and commercial product launches. He has worked
closely with device engineers, clinical trial designers, scientific
investigators and clinical consultants. As a media relations and
public affairs expert at one of Minnesota's largest healthcare
systems, he helped manage communications for hospital grand
openings, groundbreaking treatments and complex care model
innovations.

Experience

Davenport SAF-T Systems
Co-founder and CEO
January 2017 - Present (6 years 6 months)
Greater Minneapolis-St. Paul Area

Davenport SAF-T Systems, led by Jay A. Davenport, M.D., chief medical
officer, is developing a novel wearable technology solution designed to reduce
injuries from falls, safeguarding health and independence.

DavenPR

Owner
November 2015 - Present (7 years 8 months)
Greater Minneapolis-St. Paul Area

My practice reflects my core strengths and my experience—helping
healthcare-related organizations and other community-building enterprises
share their powerful stories, generate positive awareness and demonstrate
thought leadership.

A successful, creative and strategic communications plan is designed to
help businesses achieve their goals. I provide careful, focused attention to
client priorities to ensure alignment on messaging and tactics. Clients benefit
from results-driven strategies to help them navigate crises, generate positive
visibility in both traditional and social media channels, protect reputation and
boost engagement with key stakeholders.

Boston Scientific
Manager, External Communications
April 2013 - October 2015 (2 years 7 months)
Maple Grove, Minnesota

Develop and execute media relations strategy for three key business divisions
Serve as primary news media contact for Boston Scientific in Minnesota
Support media strategy for product announcements and regulatory approvals
Attend Boston Scientific medical trade shows to generate media visibility
Provide media counsel and interview preparation for Boston Scientific leaders
Conduct news media outreach to cultivate relationships and pitch story ideas
Write news releases, manage review process and distribution to the media

Fairview Health Services
16 years 5 months

Media Relations Manager
June 2003 - April 2013 (9 years 11 months)

Led implementation of strategic, proactive media relations plan for Fairview
system
Developed best practices around use of social media in enhancing media
relations functions
Managed corporate media relations team, with oversight of hospital media
tactics
Built strong collaboration with University partners and physician practice
groups
Maintained strong working relationships with key local and national journalists

Provided crisis communications counsel and media training to senior leadership

Supervised performance and growth of media relations consultant and supporting staff

Served as primary Fairview spokesperson

Senior Media Relations Coordinator
June 1999 - June 2003 (4 years 1 month)

Tracked and reported media relations placements on a daily, monthly and annual basis

Provided media relations counsel to patients, staff and physicians

Provided key public relations support in hospital disaster planning exercises

Media Relations Coordinator
December 1996 - June 1999 (2 years 7 months)

Pitched positive story ideas to local, regional and national reporters

Fielded media interview requests in a timely fashion

Managed key media relations initiatives with outside public relations counsel

Tracked local news coverage of health care and competing health care systems

Weber Shandwick
Account Executive
April 1996 - December 1996 (9 months)

Managed consumer product public relations accounts and tracked client budgets

Collaborated on development and implementation of successful national media plans

Wrote, edited and proofread news releases and industry articles

Worked with local and national media to promote clients in positive light

All News Channel/Conus Communications
Producer
September 1992 - April 1996 (3 years 8 months)

Produced consumer news segments for 24-hour national news program

Produced, wrote and voiced news and feature stories for broadcast

Handled numerous anchor and live news reporting assignments

KDLH-TV
General Assignment Reporter
March 1990 - August 1992 (2 years 6 months)

Covered news and feature stories across NE Minnesota and NW Wisconsin

Wrote and produced highly-promoted series, "On the Road in the Northland"

Anchored and produced live newscasts

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Education

University of St. Thomas

Bachelor of Arts, Journalism · (1985 - 1989)